Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  John L. Krug

Re:	TRIPLE-S MANAGEMENT CORPORATION
REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-142402)

December 3, 2007

Dear Mr. Krug,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as Representatives of the several Underwriters, wish to advise you that in connection with the Registration Statement on Form S-1 filed on April 27, 2007, as amended, the following number of Preliminary Prospectuses dated November 16, 2007 were distributed during the period beginning on November 16, 2007 and through the date hereof:

                               Preliminary Prospectus dated November 16, 2007

                               Approximately 16,500 to Underwriters and others

We have been informed by the participating Underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Triple-S Management Corporation for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m. on December 6, 2007, or as soon as possible thereafter.

Very truly yours, Credit Suisse Securities (USA) LLC UBS Securities LLC As Representatives of the several Underwriters

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Michael A. Muntner

	Name:	Michael A. Muntner
	Title:	Director